

March 26, 2013

Via Facsimile
Ivan Wood, Jr.
Chief Executive Officer
Med One Oak, Inc.
9201 Pinecroft
The Woodlands, TX 77380

   Re: **Med One Oak, Inc.**
      Form 8-K/A
      Filed February 28, 2013
      File No. 0-49999

Dear Mr. Wood:

   We issued a comment to you on the above captioned filing on March 4, 2013. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to contact us by April 9, 2013 to provide a substantive response to the comment or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comment or contact us by April 9, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Yolanda Guobadia at (202) 551-3562 if you have any questions. In her absence you may contact me at (202) 551-3344.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief